UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

A. P. Pharma, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00202J203

(CUSIP Number)

January 01, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 00202J203

1	NAME OF REPORTING PERSON Savitr Capital, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,095,238
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,095,238
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,095,238
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6% based on the 11/5/12 10Q
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 00202J203

1	NAME OF REPORTING PERSON The Moses Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-0572835
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,904,762
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,904,762
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,762
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% based on the 11/5/12 10Q
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 00202J203

1	NAME OF REPORTING PERSON Andrew R. Midler I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 38,095,238
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 38,095,238
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,095,238
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6% based on the 11/5/12 10Q
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 00202J203

1	NAME OF REPORTING PERSON Standard Pacific Capital Holdings, LLLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 38,095,238
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 38,095,238
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,095,238
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6% based on the 11/5/12 10Q
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 00202J203

ITEM 1(a).	NAME OF ISSUER:
A. P. Pharma, Inc
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
123 Saginaw Drive, Redwood City, CA 94063
ITEM 2(a).	NAME OF PERSON FILING:
Savitr Capital, LLC The Moses Trust Andrew R. Midler Standard Pacific Capital Holdings, LLLP
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
One Market Plaza, Steuart Tower, Suite 1400 San Francisco, CA 94105
ITEM 2(c).	CITIZENSHIP:
Savitr Capital, LLC - United States The Moses Trust - United States Andrew R. Midler - United States Standard Pacific Capital Holdings, LLLP - United States
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
00202J203
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
38,095,238
	(b)	Percent of class:
12.6% based on the 11/5/12 10Q
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Savitr Capital, LLC - 0 The Moses Trust - -0- Andrew R. Midler - -0- Standard Pacific Capital Holdings, LLLP - -0-
(ii) Shared power to vote or to direct the vote:
Savitr Capital, LLC - 38,095,238 The Moses Trust - 1,904,762 Andrew R. Midler - 38,095,238 Standard Pacific Capital Holdings, LLLP - 38,095,238
(iii) Sole power to dispose or to direct the disposition of:
Savitr Capital, LLC - 0 The Moses Trust - -0- Andrew R. Midler - -0- Standard Pacific Capital Holdings, LLLP - -0-
(iv) Shared power to dispose or to direct the disposition of:
Savitr Capital, LLC - 38,095,238 The Moses Trust - 1,904,762 Andrew R. Midler - 38,095,238 Standard Pacific Capital Holdings, LLLP - 38,095,238
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 11, 2013

Date
Savitr Capital, LLC
/s/ Andrew R. Midler Managing Partner

Signature
Andrew R. Midler, Managing Partner

Name/Title

April 11, 2013

Date
The Moses Trust
/s/Andrew R. Midler, Trustee

Signature
,

Name/Title

April 11, 2013

Date
Andrew R. Midler
/s/ Andrew R. Midler

Signature
,

Name/Title

April 11, 2013

Date
Standard Pacific Capital Holdings, LLLP
/s/ Andrew R. Midler General Partner

Signature
,

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 00202J203
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to [Common Shares] of [Name of Issuer] and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 11, 2013
Savitr Capital, LLC
By: /s/_Andrew R. Midler
Name
Title: Managing Partner

The Moses Trust
By: /s/_Andrew R. Midler
Name
Title: Trustee

Andrew R. Midler
By: /s/_ Andrew R. Midler
Name
Title

Standard Pacific Capital Holdings, LLLP
By: /s/_Andrew R. Midler
Name
Title: General Partner